UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 11 August 2026

Commission File Number: 001-43229

Wise Group plc

(Translation of registrant’s name into English)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit No	Description
99.1	Transaction in Own Shares dated 11 August 2026

Exhibit 99.1
 Wise Group plc

Transaction in Own Shares

Wise Group plc (the "Company") announces that from 03 August 2026 up to and including 07 August 2026 it repurchased a total of (i) 700,000 of its Class A ordinary shares on Nasdaq and/or other applicable US trading venues and (ii) 814,215 of its Class A ordinary shares on the London Stock Exchange and other in both cases through Goldman Sachs International or one of its affiliates, as detailed below.

The repurchased Class A ordinary shares will be held in treasury.

Date	Aggregate number of Class A ordinary shares purchased	Volume weighted average price paid per share	Highest price paid per share	Lowest price paid per share	Trading venue
2026-08-03	120,048	GBP 9.0217	GBP 9.1060	GBP 8.8840	XLON
2026-08-03	100,000	GBP 9.0205	GBP 9.1080	GBP 8.8820	CHIX
2026-08-03	200,000	USD 12.2080	USD 12.3400	USD 11.9900	NASDAQ
2026-08-04	135,202	GBP 9.0918	GBP 9.1760	GBP 8.9940	XLON
2026-08-04	50,000	GBP 9.0937	GBP 9.1760	GBP 8.9920	CHIX
2026-08-04	150,000	USD 12.3397	USD 12.4350	USD 12.1600	NASDAQ
2026-08-05	130,934	GBP 9.0350	GBP 9.1420	GBP 8.9580	XLON
2026-08-05	48,040	GBP 9.0391	GBP 9.1420	GBP 8.9680	CHIX
2026-08-05	150,000	USD 12.1362	USD 12.3300	USD 12.0250	NASDAQ
2026-08-06	92,976	GBP 9.1297	GBP 9.2480	GBP 9.0060	XLON
2026-08-06	49,618	GBP 9.1274	GBP 9.2460	GBP 9.0060	CHIX
2026-08-06	100,000	USD 12.2947	USD 12.3700	USD 12.1900	NASDAQ
2026-08-07	87,397	GBP 9.2560	GBP 9.3300	GBP 9.1640	XLON
2026-08-07	100,000	USD 12.4105	USD 12.5550	USD 12.3200	NASDAQ

The repurchases form part of the Company's share buyback program announced on July 21, 2026 (the "Buyback"). In connection with the Buyback, the Company expects to repurchase up to £405 million (approximately $540 million) of its Class A ordinary shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) and Commission Delegated Regulation (EU) 2016/1052 as such legislation forms part of law in the United Kingdom (the "UK") by virtue of the EU (Withdrawal) Act 2018 (as may be amended, extended and/or supplemented from time to time), a detailed breakdown of individual trades made by Goldman Sachs International on behalf of the Company as part of the Buyback is scheduled to this announcement. This announcement is also being made for the purposes of the UK Financial Conduct Authority's Listing Rule 14.3.17(2).

http://www.rns-pdf.londonstockexchange.com/rns/0474Q_1-2026-8-10.pdf

Enquiries

Martin Adams - Investor Relations
owners@wise.com

Sana Rahman - Communications
press@wise.com

Brunswick Group
Charles Pretzlik / Emily Murphy
Wise@brunswickgroup.com
+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world's money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world's money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: 11 August, 2026	By:	/s/ Emmanuel Thomassin
	Name:	Emmanuel Thomassin
	Title:	Chief Financial Officer